Exhibit 99.1

Press Release

Eltek Receives $6.8 Million Of Purchase Orders From An International Customer

Petach Tikva, Israel, October 6, 2026 - Eltek Ltd. (NASDAQ: ELTK), a leading global manufacturer of high-quality printed circuit boards, today announced that it has received follow-on purchase orders totaling $6.8 million from an international customer. The orders are scheduled for delivery throughout 2027 and 2028.

“We are very pleased with these significant follow-on orders, which bring Eltek to a record level of backlog and provide a strong foundation for efficient production planning and execution. The repeat orders reflect our customer’s continued confidence in Eltek’s capabilities and our ability to deliver high-quality, high-end PCBs. Importantly, the orders support our growing presence in a rapidly expanding, high-value market segment and further strengthens our position as a leading manufacturer of high-end PCBs for the global market,” said Ron Freund, Chief Executive Officer of Eltek.

About Eltek

Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs) and is an Israeli leading company in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high-quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, changes in general economic, market and business conditions, the impact of currency movements between the US Dollar exchange rate against the Israeli Shekel, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, the sales cycle, risks associated with Eltek’s international operations and its location in Israel, including those arising from regional military conflicts and geopolitical instability, and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact

Ron Freund
Chief Executive Officer
Investor-Contact@nisteceltek.com

+972-3-939-5023